

March 26, 2021

John Hall
Chief Executive Officer
Intapp, Inc.
3101 Park Blvd
Palo Alto, CA 94306

      Re: Intapp, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted March 15, 2021
          CIK No. 0001565687

Dear Mr. Hall:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Consolidated Financial Statements
14. Subsequent events, page F-40

1.   Please disclose the fair value of the option granted to Mr. Moran to purchase up to 300,000 shares of your common stock. Also disclose the charge you anticipate incurring upon the effectiveness of your registration statement and fully discuss in MD&A.

2.   Please provide us with a chronological breakdown of the details of all stock-based compensation awards granted during 2020 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed

to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lona Nallengara, Esq.